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                 October 4, 2021

       Thomas A. Sa
       Chief Financial Officer
       California BanCorp
       1300 Clay Street, Suite 500
       Oakland, CA 94612

                                                        Re: California BanCorp
                                                            Registration
Statement on Form S-4
                                                            Filed September 30,
2021
                                                            File No. 333-259934

       Dear Mr. Sa:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell, Legal Branch Chief,
       at 202-551-3454 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance